

February 10, 2023

Peter Wolfe
Chief Financial Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway , Suite 208
Weston , FL 33326

> **Re: ZyVersa Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2023**
> **File No. 333-269442**

Dear Peter Wolfe :

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 27, 2023

Cover Page

1. Please revise your heading on the cover page to also list the shares of common stock issuable upon the exercise of the warrants. In this regard, we note your statements throughout the prospectus that these underlying shares are also being registered pursuant to the registration statement.

2. We note that your placement agents will sell your common stock and accompanying warrants on a "best efforts" basis. Please revise the cover page to provide all information required by Item 501(b)(8)(ii) and (iii) of Regulation S-K. Also, please tell us how the following disclosure on the cover page, and similar disclosure on page 149, is consistent with a best-efforts offering: "The delivery of the shares of Common Stock, the pre-funded warrants and the warrants to purchasers is expected to be made on or about [ ], 2023." In

the event the offering will not remain open for an extended period of time, please clarify.

3.   Please revise the cover page to clearly state that this is a best efforts offering with no minimum and that your placement agents may not sell the entire amount of common stock being offered.

4.   We note your disclosure on the cover page that your offering of common shares and accompanying warrants will be at an "assumed" combined public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an assumed offering price. Also, please revise your cover page to disclose that the combined public offering price per share and accompanying warrant will be fixed for the duration of this offering.

5.   Please revise your cover page to highlight your intention to use approximately $10.4 million of the net proceeds from your offering to redeem all of the PIPE Shares sold immediately prior to the closing of the Business Combination at 120% of the issue price. Please also explain, if true, that only net proceeds received in excess of this amount will be available for working capital and other general corporate purposes. In making your revisions, state the difference between 1) the aggregate amount received from the sale of the PIPE Shares immediately prior to the closing date of the Business Combination, and 2) the aggregate repurchase price of the PIPE shares.

Use of Proceeds, page 57

6.   We note your intention to use approximately $10.4 million of the net proceeds of the offering to redeem all of the PIPE Shares. However, we also note that this is a best efforts offering with no minimum offering amount. Please revise your disclosure to explain how proceeds will be allocated in the event you raise less than the full $10.4 million required to redeem all PIPE Shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 119

7.   Please revise your liquidity and capital resources discussion to note the following: 1) that approximately 99% of the then-outstanding shares of Larkspur Class A common stock redeemed their shares in connection with the Business Combination; (2) the unlikelihood that the company will receive significant proceeds from exercises of the public warrants because of the disparity between the exercise price and the current trading price of the Class A Common Stock; and (3) your intended use of $10.4 million of the offering proceeds to redeem all of the PIPE shares . In addition, discuss the effect of this offering on the company's ability to raise additional capital.

PIPE Transactions and Related Agreements
PIPE Registration Rights Agreement, page 153

8.   Your statement on page 153 that "this registration statement" was filed to cover the resale of all the shares of common stock issuable upon conversion or exercise of the PIPE Shares and the PIPE warrants is not consistent with the remainder of the prospectus, which relates to a primary best efforts offering. Please reconcile.

General

9.   Where appropriate, revise the prospectus to discuss why you intend to exercise your right to redeem the PIPE Shares and the associated risks such redemption may pose to other shareholders given your liquidity and capital resources discussion. For example, discuss how the redemption of the PIPE Shares would impact the cash you have available for other purposes and to execute your business strategy, and how the repurchase of the PIPE Shares could impact the market price of the company's common stock.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Jared Kelly